Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter Ended March 31, 2025

BEIJING, June 12, 2025 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter ended March 31, 2025.

Highlights for the Quarter Ended March 31, 2025

●	Transaction volume was 8,264 units for the three months ended March 31, 2025, a decrease of 12.4% from 9,439 units in the last quarter and an increase of 103.6% from 4,058 units in the same period last year.
●	Retail transaction volume was 7,545 units, a decrease of 11.8% from 8,554 units in the last quarter and an increase of 141.5% from 3,124 units in the same period last year.
●	Total revenues were RMB504.2 million (US$69.5 million) for the three months ended March 31, 2025, a decrease of 15.5% from RMB596.8 million in the last quarter and an increase of 58.0% from RMB319.2 million in the same period last year.
●	Gross margin was 7.0% for the three months ended March 31, 2025, compared with 7.0% in the last quarter and 6.6% in the same period last year.
●	Loss from operations was RMB35.3 million (US$4.9 million) for the three months ended March 31, 2025, compared with RMB73.4 million in the last quarter and RMB109.8 million in the same period last year.
●	Non-GAAP adjusted EBITDA[1] was a loss of RMB8.9 million (US$1.2 million), compared with a gain of RMB2.0 million in the last quarter and a loss of RMB39.7 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “we once again delivered strong performance in the first quarter of 2025, achieving retail vehicle transaction volume of 7,545 units, representing a 142% year-over-year increase, despite the temporary impact of the Chinese New Year holiday. Our inventory structure remained healthy with turnover days around 30, and our industry-leading NPS (net promoter score) of 65 underscores the strength of our customer experience. Additionally, our newly launched superstore in Wuhan began trial operations during the quarter, with both inventory and sales ramping up rapidly. As we continue to expand our footprint and scale our operations, we expect our retail transaction volume in the second quarter to exceed 10,000 units, setting a new record for Uxin.”

Mr. Feng Lin, Chief Financial Officer of Uxin, stated, “despite the seasonal slowdown during the Chinese New Year in the quarter, we continued to improve our financial performance with retail revenue reaching RMB466 million, a 73% year-over-year increase. Gross margin also expanded by 40 basis points year-over-year to 7%,and remained consistent with the prior quarter. Importantly, we maintained our commitment to disciplined cost management and further enhancement in operational efficiency. While we incurred some upfront expenses associated with the launch of our new superstore in Wuhan, our non-GAAP adjusted EBITDA loss narrowed significantly to RMB8.9 million, representing a 78% year-over-year reduction. As our new superstore scales and sales volume at existing locations continues to grow, we remain confident in our trajectory toward sustainable growth and improved profitability.”

1 This is a non-GAAP measure. We believe non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of our performance, both in the current period and across periods. See our Financial Supplement, filed as Exhibit 99.1 to our Current Report on Form 6-K on June 12, 2025 with the SEC, "Unaudited Reconciliations of GAAP And Non-GAAP Results" for a reconciliation and additional information on non-GAAP measures.

1

Financial Results for the Quarter Ended March 31, 2025

Total revenues were RMB504.2 million (US$69.5 million) for the three months ended March 31, 2025, a decrease of 15.5% from RMB596.8 million in the last quarter and an increase of 58.0% from RMB319.2 million in the same period last year. The quarter-over-quarter decrease was mainly due to the decrease in retail vehicle sales revenue. The year-over-year increase was mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB465.5 million (US$64.2 million) for the three months ended March 31, 2025, representing a decrease of 15.8% from RMB553.1 million in the last quarter and an increase of 72.8% from RMB269.4 million in the same period last year. For the three months ended March 31, 2025, retail transaction volume was 7,545 units, a decrease of 11.8% from 8,554 units last quarter and an increase of 141.5% from 3,124 units in the same period last year. The quarter-over-quarter decrease in retail vehicle sales revenue was mainly due to the decrease in retail transaction volume resulting from seasonality. The Chinese New Year holiday lasted from January 28 to February 4, 2025, which is the traditional used car off-season. The year-over-year increase was mainly due to the increase in retail transaction volume by 141.5% while partially offset by the decline of retail average selling price.

Wholesale vehicle sales revenue was RMB22.5 million (US$3.1 million) for the three months ended March 31, 2025, compared with RMB25.5 million in the last quarter and RMB39.7 million in the same period last year. For the three months ended March 31, 2025, wholesale transaction volume was 719 units, representing a decrease of 18.8% from 885 units last quarter and a decrease of 23.0% from 934 units in the same period last year. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB16.2 million (US$2.2 million) for the three months ended March 31, 2025, compared with RMB18.2 million in the last quarter and RMB10.1 million in the same period last year.

Cost of revenues was RMB468.9 million (US$64.6 million) for the three months ended March 31, 2025, compared with RMB554.9 million in the last quarter and RMB298.1 million in the same period last year.

Gross margin was 7.0% for the three months ended March 31, 2025, compared with 7.0% in the last quarter and 6.6% in the same period last year. The Company’s gross margin remained stable quarter-over-quarter. The year-over-year increase in gross margin was mainly due to the increase in our value-added services penetration rate, which generally have higher gross profit margin.

Total operating expenses were RMB82.5 million (US$11.4 million) for the three months ended March 31, 2025. Total operating expenses excluding the impact of share-based compensation were RMB72.7 million.

2

●	Sales and marketing expenses were RMB61.7 million (US$8.5 million) for the three months ended March 31, 2025, a decrease of 0.1% from RMB61.8 million in the last quarter and an increase of 21.4% from RMB50.8 million in the same period last year. The year-over-year increase was mainly due to the increased salaries for the sales teams.

●	General and administrative expenses were RMB18.3 million (US$2.5 million) for the three months ended March 31, 2025, representing a decrease of 73.6% from RMB69.3 million in the last quarter and a decrease of 75.7% from RMB75.3 million in the same period last year. The decreases were mainly due to the impact of share-based compensation expenses.

●	Research and development expenses were RMB2.9 million (US$0.4 million) for the three months ended March 31, 2025, representing an increase of 21.0% from RMB2.4 million in the last quarter and a decrease of 51.9% from RMB6.0 million in the same period last year. The year-over-year decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development.

Other operating income, net was RMB11.9 million (US$1.6 million) for the three months ended March 31, 2025, compared with RMB18.1 million for the last quarter and RMB0.9 million in the same period last year. The quarter-over-quarter decrease was mainly due to the decline of proceeds from government grant. The year-over-year increase was mainly due to the increase in liability waiver gain.

Loss from operations was RMB35.3 million (US$4.9 million) for the three months ended March 31, 2025, compared with RMB73.4 million in the last quarter and RMB109.8 million in the same period last year.

Interest expenses were RMB22.5 million (US$3.1 million) for the three months ended March 31, 2025, representing an increase of 2.0% from RMB22.1 million in the last quarter and a decrease of 6% from RMB24.0 million in the same period last year.

Net loss from operations was net loss of RMB51.4 million (US$7.1 million) for the three months ended March 31, 2025, compared with net loss of RMB90.3 million in the last quarter and net loss of RMB142.7 million in the same period last year.

Non-GAAP adjusted EBITDA was a loss of RMB8.9 million (US$1.2 million) for the three months ended March 31, 2025, compared with a gain of RMB2.0 million in the last quarter and a loss of RMB39.7 million in the same period last year.

3

Liquidity

The Company has incurred net losses since inception. For the quarter ended March 31, 2025, the Company incurred net loss of RMB51.4 million and operating cash outflow of RMB24.4 million, and the Company’s current liabilities exceeded current assets by approximately RMB373.5 million and the Company had accumulated deficit in the amount of RMB19.6 billion as of March 31, 2025. Based on the Company’s liquidity assessment, which considers the management’s plan to address these adverse conditions and events including growing its vehicle sales revenue by increasing the sales volume, improving the gross profit margin by increasing the value-added services offered to its customers, maintaining vehicle turnover rate by managing reasonable vehicle prices, and raising funds from planned equity and debt financings, and also adjusting its operation scale if and when necessary, the Company believes that it is probable to effectively implement these plans and accordingly, its current cash and cash equivalents which included funds from the equity financings completed during the first quarter of 2025, funds from the planned equity and debt financings and the cash flows from operations are sufficient for the Company to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities that fall due within the next twelve months from the date of this release.

Business Outlook

For the three months ended June 30, 2025, the Company expects its retail transaction volume to range between 10,000 units and 10,500 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB630 million and RMB660 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Thursday, June 12, 2025, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Conference Call Preregistration：https://dpregister.com/sreg/10200426/ff57bc0784

A telephone replay of the call will be available after the conclusion of the conference call until June 19, 2025. The dial-in details for the replay are as follows:

U.S.:	+1 877 344 7529
International:	+1 412 317 0088
Replay	PIN: 3857318

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

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About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, foreign exchange (losses)/gain, other income/(expenses), structure realignment cost which was mainly severance cost and equity in income of affiliates. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believe that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

5

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, representing the index rate as of March 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

6

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Revenues
Retail vehicle sales	269,421	465,518	64,150
Wholesale vehicle sales	39,722	22,547	3,107
Others	10,008	16,164	2,227
Total revenues	319,151	504,229	69,484

Cost of revenues	(298,109)	(468,888)	(64,614)
Gross profit	21,042	35,341	4,870

Operating expenses
Sales and marketing	(50,815)	(61,703)	(8,503)
General and administrative	(75,336)	(18,334)	(2,526)
Research and development	(6,027)	(2,899)	(399)
Reversal of credit losses, net	359	395	54
Total operating expenses	(131,819)	(82,541)	(11,374)

Other operating income, net	935	11,948	1,646

Loss from operations	(109,842)	(35,252)	(4,858)

Interest income	8	7	1
Interest expenses	(23,970)	(22,542)	(3,106)
Other income	622	6,285	866
Other expenses	(4,086)	(655)	(90)
Foreign exchange gains	511	776	107
Loss before income tax expense	(136,757)	(51,381)	(7,080)
Income tax expense	(12)	-	-
Equity in loss of affiliates, net of tax	(5,951)	-	-
Net loss, net of tax	(142,720)	(51,381)	(7,080)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,629)	(1,690)	(233)
Net loss attributable to UXIN LIMITED	(144,349)	(53,071)	(7,313)
Deemed dividend to preferred shareholders due to triggering of a down round feature	(1,781,454)	-	-
Net loss attributable to ordinary shareholders	(1,925,803)	(53,071)	(7,313)

Net loss	(142,720)	(51,381)	(7,080)
Foreign currency translation, net of tax nil	66	75	10
Total comprehensive loss	(142,654)	(51,306)	(7,070)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,629)	(1,690)	(233)
Total comprehensive loss attributable to UXIN LIMITED	(144,283)	(52,996)	(7,303)

Net loss attributable to ordinary shareholders	(1,925,803)	(53,071)	(7,313)
Weighted average shares outstanding – basic	4,465,415,461	58,275,586,722	58,275,586,722
Weighted average shares outstanding – diluted	4,465,415,461	58,275,586,722	58,275,586,722

Net loss per share for ordinary shareholders, basic	(0.43)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.43)	(0.00)	(0.00)

7

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,112	103,366	14,244
Restricted cash	767	668	92
Accounts receivable, net	4,150	2,750	379
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,710 and RMB7,707 as of December 31, 2024 and March 31, 2025, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB21,113 and RMB15,149 as of December 31, 2024 and March 31, 2025, respectively	14,998	12,468	1,718
Inventory, net	207,390	189,905	26,170
Prepaid expenses and other current assets	86,977	81,259	11,198
Total current assets	339,394	390,416	53,801

Non-current assets
Property, equipment and software, net	71,420	73,931	10,188
Finance lease right-of-use assets, net	1,346,728	1,339,818	184,632
Operating lease right-of-use assets, net	194,388	193,232	26,628
Total non-current assets	1,612,536	1,606,981	221,448

Total assets	1,951,930	1,997,397	275,249

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	81,584	83,892	11,561
Other payables and other current liabilities	306,391	275,278	37,934
Current portion of operating lease liabilities	14,563	13,345	1,839
Current portion of finance lease liabilities	183,852	184,752	25,460
Short-term borrowing from third parties	174,616	167,285	23,052
Short-term borrowings from related parties (i)	1,000	39,383	5,427
Total current liabilities	762,006	763,935	105,273

Non-current liabilities
Long-term borrowings from related party (i)	53,913	-	-
Long-term borrowings from third party	-	14,356	1,978
Consideration payable to WeBank	27,237	19,838	2,734
Finance lease liabilities	1,141,118	1,159,433	159,774
Operating lease liabilities	180,920	180,207	24,833
Total non-current liabilities	1,403,188	1,373,834	189,319

Total liabilities	2,165,194	2,137,769	294,592

Mezzanine equity
Redeemable non-controlling interests (ii)	154,977	170,666	23,518
Total Mezzanine equity	154,977	170,666	23,518

Shareholders’ deficit
Ordinary shares (iii)	39,816	42,621	5,873
Additional paid-in capital (iii)	19,007,948	19,151,216	2,639,108
Subscription receivable from shareholders (iii)	(60,467)	(96,343)	(13,276)
Accumulated other comprehensive income	227,718	227,793	31,391
Accumulated deficit	(19,583,017)	(19,636,088)	(2,705,924)
Total Uxin’s shareholders’ deficit	(368,002)	(310,801)	(42,828)
Non-controlling interests	(239)	(237)	(33)
Total shareholders’ deficit	(368,241)	(311,038)	(42,861)

Total liabilities, mezzanine equity and shareholders’ deficit	1,951,930	1,997,397	275,249

8

(i) Long-term borrowing from related party outstanding as of December 31, 2024 amounted to RMB53.9 million. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowings from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Pursuant to which, Uxin Anhui fully repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing by 2 installments, RMB15.0 million in March 2025 and RMB40.0 million in April 2025. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled. As of March 31, 2025, the Company classified all remaining borrowings of RMB38.4 million as “Short-term borrowings from related parties” in current liabilities based on the revised repayment schedule.

(ii) On October 16, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary, Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”). Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of March 31, 2025, the Company and Wuhan Junshan each made contributions of RMB14.0 million to Uxin Wuhan, respectively, and the investment from Wuhan Junshan was recognized as redeemable non-controlling interests.

(iii) On March 4, 2025, the Company entered into a share subscription agreement with Fame Dragon Global Limited (the “Investor”), an investment vehicle of NIO Capital, pursuant to which the Investor agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company for a total consideration of US$27.8 million. As of March 31, 2025, the Company has issued 3,911,092,516 Class A Ordinary Shares of the Company to the Investor and entities designated by the Investor with the receipts of US$14.0 million in March 2025 and US$5.0 million in April 2025, respectively. For the consideration of US$5.0 million that had not been received as of March 31, 2025 while the corresponding shares had been issued in advance in March 2025, the Group classified it as “Subscription Receivable from Shareholders” under the shareholders’ deficit.

In substance, the Company issued a forward contract to the Investor, as the Investor is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB180.8 million with no subsequent remeasurement.

9

* Share-based compensation charges included are as follows:

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Sales and marketing	—	1,166	161
General and administrative	40,388	8,025	1,106
Research and development	—	617	85

10

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss, net of tax	(142,720)	(51,381)	(7,080)

Add: Income tax expense	12	-	-
Interest income	(8)	(7)	(1)
Interest expenses	23,970	22,542	3,106
Depreciation	15,760	16,593	2,287
EBITDA	(102,986)	(12,253)	(1,688)

Add: Share-based compensation expenses	40,388	9,808	1,352
- Sales and marketing	-	1,166	161
- General and administrative	40,388	8,025	1,106
- Research and development	-	617	85
Other income	(622)	(6,285)	(866)
Other expenses	4,086	655	90
Foreign exchange gains	(511)	(776)	(107)
Structure realignment cost	13,948	-	-
Equity in loss of affiliates, net of tax	5,951	-	-

Non-GAAP adjusted EBITDA	(39,746)	(8,851)	(1,219)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(1,925,803)	(53,071)	(7,313)
Add: Share-based compensation expenses	40,388	9,808	1,352
- Sales and marketing	-	1,166	161
- General and administrative	40,388	8,025	1,106
- Research and development	-	617	85
Add: accretion on redeemable non-controlling interests	1,650	1,688	233
Deemed dividend to preferred shareholders due to triggering of a down round feature	1,781,454	-	-

Non-GAAP adjusted net loss attributable to ordinary shareholders	(102,311)	(41,575)	(5,728)

Net loss per share for ordinary shareholders - basic	(0.43)	(0.00)	(0.00)
Net loss per share for ordinary shareholders – diluted	(0.43)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.02)	-	-
Weighted average shares outstanding – basic	4,465,415,461	58,275,586,722	58,275,586,722
Weighted average shares outstanding – diluted	4,465,415,461	58,275,586,722	58,275,586,722

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.2567 as of March 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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